May 6, 2016

VIA EDGAR AND OVERNIGHT MAIL
Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Altria Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-08940

Dear Mr. Mew:

We are transmitting Altria Group, Inc.’s (“Altria”) response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 27, 2016 (the “Comment Letter”), relating to Altria’s Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016.

Set forth below is Altria's response to the Comment Letter. For ease of reference, we have reproduced the comment in the Staff’s letter in italics before the response.

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230

Mr. Andrew Mew
U.S. Securities and Exchange Commission
May 6, 2016

Notes to the Consolidated Financial Statements

Note 6. Investment in SABMiller, page 49

1.
We note from your disclosure that following the closing of the acquisition, you expect to exchange your economic and voting interest in SABMiller for an interest that will be converted into Restricted Shares representing an approximate 10.5% economic and voting interest in NewCo. Further, we note that based on the structure, you expect to account for your investment in NewCo under the equity method of accounting. Please explain in further detail why you believe it is appropriate to account for your interest using the equity method of accounting in light of your disclosed economic and voting interest less than 20%. As part of your response, please explain why your investment will provide you with significant influence over the operating and financial policies of NewCo. Please refer to ASC 323-10-15-6.

RESPONSE:

Altria believes it will be appropriate to account for its interest in NewCo, of which the SABMiller business will be a part, using the equity method of accounting because Altria expects to have the ability to exercise significant influence over the operating and financial policies of NewCo through the combination of its voting power and other factors (in particular, representation on NewCo’s Board of Directors and participation in policy-making processes). Currently, Altria accounts for its interest in SABMiller under the equity method of accounting. Altria documented its equity method of accounting assessment for its investment in NewCo in a memorandum, dated January 4, 2016 (attached hereto as “Exhibit A”). This memorandum sets forth Altria’s analysis under ASC 323-10-15-6 and concludes that it will be appropriate to account for Altria’s investment in NewCo under the equity method of accounting.

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In addition, Altria acknowledges that:

•	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 484-8280. Similarly, please let me know if you wish to discuss our response.

Sincerely,

/s/ WILLIAM F. GIFFORD, JR.
William F. Gifford, Jr.
Executive Vice President and
Chief Financial Officer

cc: Ivan S. Feldman
W. Hildebrandt Surgner, Jr.

EXHIBITS

Exhibit A:	Assessment of Altria’s equity method of accounting for its investment in NewCo, dated January 4, 2016.

Exhibit A

Altria Group, Inc.
6603 West Broad Street
INTER-OFFICE CORRESPONDENCE	Richmond, VA 23230

To: Files	Date: January 4, 2016

From: Ivan Feldman
/s/ Ivan Feldman

Subject:	Equity Method Accounting Assessment for Investment in NewCo After the Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”) Business Combination

On November 11, 2015, AB InBev announced its firm offer to effect a business combination with SABMiller in a cash and stock transaction valued at approximately $107 billion. Under the terms of the transaction, SABMiller shareholders will receive 44 British pounds in cash for each SABMiller share, with a partial share alternative (“PSA”) available for approximately 41% of the SABMiller shares.

Under the terms of the PSA, SABMiller shareholders may elect to receive for each SABMiller share held (i) 0.483969 restricted shares (the “Restricted Shares”) in a newly formed Belgian company (“NewCo”) that will own the combined SABMiller and AB InBev business, plus (ii) 3.7788 British pounds in cash. On November 10, 2015, the Board of Directors of Altria Group, Inc. (“Altria”) authorized Altria to provide an irrevocable undertaking to vote Altria’s shares of SABMiller in favor of the proposed transaction and to elect the PSA. Altria delivered the irrevocable undertaking on November 11, 2015.

If the transaction is completed, NewCo will acquire SABMiller and following the closing of that acquisition, AB InBev will merge into NewCo. Altria expects to exchange its approximate 27% economic and voting interest in SABMiller for an interest that will be converted into Restricted Shares representing an approximate 10.5% economic and voting interest in NewCo plus approximately $2.5 billion in cash (subject to proration as further described below).

Altria has concluded that it has the ability to exercise significant influence over the operating and financial policies of NewCo and therefore expects to account for its approximate 10.5% ownership interest in NewCo under the equity method of accounting. The purpose of this memo is to document the facts and circumstances that were evaluated in reaching the conclusion that Altria has an in-substance common stock investment and the ability to exercise significant influence over the operating and financial policies of NewCo.

The relevant authoritative accounting guidance is contained in Accounting Standards Codification (“ASC”) Topic 323, Investments- Equity Method and Joint Ventures. Paragraphs 323-10-15-6 through 11 provide guidance for determining when significant influence exists.

Instruments - Common Stock or In-substance Common Stock
The PSA which Altria elected as part of its irrevocable undertaking will provide Altria with Restricted Shares. Given the existence of the restrictions discussed below, Altria evaluated the characteristics of the Restricted Shares to determine if they are considered to be in-substance common stock and therefore within the scope of ASC 323. The Restricted Shares of NewCo will:

•	be unlisted and not admitted to trading on any stock exchange;

•	be subject to a five-year lock-up from closing (subject to limited exceptions);

•	be convertible into ordinary shares of NewCo on a one-for-one basis after the end of this five-year lock-up period;

•	rank equally with ordinary shares of NewCo with regards to dividends and voting rights; and

•	have director nomination rights with respect to NewCo.

The holders of Restricted Shares (i.e., Altria, BEVCO LLC and any other SABMiller shareholders that elect the PSA) are entitled to appoint a number of directors (up to a maximum of three directors) to the NewCo Board of Directors (“Board”) that depends on their collective percentage ownership of shares with voting rights in the share capital of NewCo (“Board Representation Feature”). Based upon Altria’s anticipated approximate 10.5% ownership and voting interest in NewCo and the expected method that the holders of Restricted Shares will be required to use to nominate and elect their directors, Altria will have the right to appoint two directors to the NewCo Board. If Altria’s ownership and voting interest were to drop to 9% but more than 4.5%, Altria would have the right to appoint one director. If Altria’s ownership and voting interest were to drop to 4.5% or less, it would not have the right to appoint a director to the NewCo Board.

Altria will have rights to pledge the Restricted Shares as collateral for a bona fide loan or extension of credit. If the pledgee forecloses on Restricted Shares, the Restricted Shares subject to the pledge will be converted into ordinary shares (which are the Belgian equivalent of common shares) and be free of any lock-up or other restriction.

The terms and conditions of the Restricted Shares will be set forth in the NewCo Articles of Association which will be finalized prior to the completion of the transaction.

ASC 323 defines in-substance common stock as an investment in an entity that has the risk and reward characteristics that are substantially similar to that entity’s common stock. An investor shall consider all three of the following characteristics when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock. If any one of the characteristics exists, the investment is not considered to be in-substance common stock, and equity method accounting would not be appropriate.

•	Subordination - liquidation preferences over common stock

Assessment: There is no liquidation preference of the Restricted Shares as compared to the ordinary shares. Consequently, based on Altria’s evaluation of the subordination characteristic, the Restricted Shares are substantially similar to NewCo’s ordinary shares.

•	Risks and rewards of ownership - does not participate in earnings/losses and capital appreciation/depreciation in a manner that is substantially similar to common stock

Assessment: The Restricted Shares rank equally with the ordinary shares with regards to dividends and voting rights. Additionally, the ability to convert the Restricted Shares on a one-for-one basis at the end of the restriction period allows the Restricted Shares to participate in the capital appreciation/depreciation of NewCo in the same manner as ordinary shareholders. Therefore, based on Altria’s evaluation of the risks and rewards of ownership characteristic, the Restricted Shares are substantially similar to NewCo’s ordinary shares.

•	Obligation to transfer value - is investee expected to transfer substantive value to the investor that is not also available to common shareholders

Assessment: There is no requirement for NewCo to transfer additional value (such as through a mandatory redemption provision or a non-fair-value put option) to the Restricted Shares that is not available for the ordinary shares. Therefore, based on Altria’s evaluation of the obligation to transfer value characteristic, the Restricted Shares are substantially similar to NewCo’s ordinary shares.

In the evaluation of the differences between the Restricted Shares and the ordinary shares, Altria considered the Board Representation Feature of the Restricted Shares. This feature was added to address the two significant shareholders of SABMiller (Altria and BEVCO LLC), which would have a large ownership interest in NewCo. The Brazilian and Belgian stakeholders, which are expected to own ordinary shares in NewCo, will have the right to appoint nine directors to the NewCo Board so long as such stakeholders own more than 30% of shares with voting rights in the share capital of NewCo. Therefore, while director nomination rights are a function of the security, the right to Board representation is really a reflection of the size of the ownership interest and, as such, does not change any of the assessments above. When Altria’s Restricted Shares are converted into NewCo ordinary shares, the NewCo Articles of Association will permit Altria to continue to have the ability to appoint two Board members due to Altria’s sizeable ownership interest (assuming that Altria maintains its ownership level at over 9% of shares with voting rights).

In addition, the fact that the Restricted Shares can be pledged as collateral, and that the lock-up restriction would be lifted if the pledgee foreclosed upon the collateral implies that the substance of the restriction is specific to the holder and not the security itself, which further supports that the shares are in-substance common stock.

Conclusion
Based on the assessment above, the Restricted Shares are in-substance common stock and within the scope of ASC 323.

Ownership Percentage
ASC 323-10-15-8 states that “An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.”

ASC 323-10-15-6 states “Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.	Representation on the board of directors

b.	Participation in policy-making processes

c.	Material intra-entity transactions

d.	Interchange of managerial personnel

e.	Technological dependency

f.
Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).”

As noted above, Altria will have an approximate 10.5% direct investment in NewCo. As is documented below, Altria will have the ability to exercise significant influence over the operating and financial policies of NewCo based on the combination of its voting power and other indicators (in particular, Board representation and participation in policy making processes).

Board Representation
Upon completion of the business combination, NewCo will have a maximum of 15 Board seats. Based on the expected levels of ownership and voting rights and the expected method of nominating and voting for directors, the NewCo Board will be composed as follows:

•	Three independent directors,

•	Nine directors to be appointed by AB InBev’s Belgian and Brazilian stakeholders,

•	Two directors to be appointed by Altria, and

•	One director to be appointed by BEVCO LLC.

Altria’s appointed Board members will be valuable members of the Board, as they are expected to be individuals with extensive consumer products market experience. Consequently, Altria expects its appointed Board members to have the ability to exercise significant influence on the Board.

As noted above, we anticipate the NewCo Board will have 15 Board members. Of those 15 Board members, nine of the members will represent the Belgium and Brazilian stakeholders which can be expected to vote as a combined controlling bloc on the Board. Irrespective of this controlling bloc, directors appointed by Altria will be valued members of the NewCo Board. Altria believes it will have the ability to exercise significant influence over the operating and financial policies of NewCo by having an influential voice in Board meetings, combined with anticipated participation in meetings of Board committees.

Based on the structure of the transaction, Altria expects to receive an approximate 10.5% ownership interest in NewCo; however, the final number of shares that Altria receives and its corresponding ownership interest in NewCo at closing are subject to proration because the PSA is subject to a maximum number of shares that may be issued under the offer (326 million NewCo Restricted Shares). To the extent that elections for the PSA exceed the maximum number of shares that may be issued and cannot be satisfied in full, the equity portion of all PSA elections will be adjusted downwards on a pro rata basis. It is possible that proration could reduce Altria’s ownership interest in NewCo, which if it were to drop to 9% (but more than 4.5%), would limit Altria’s Board representation to one Board seat. In this scenario, Altria believes that it would continue to have the ability to exercise significant influence over the operating and financial policies of NewCo. Altria would continue to have an influential voice in Board meetings which, combined with anticipated participation in meetings of Board committees, would give it the ability to impact the operating and financial policies of NewCo. In addition, Altria’s nominated director will be a valued member of the NewCo Board.

Given the relationship and influence Altria will have through its appointed directors, we have concluded, as is further documented below, that Altria’s Board representation will provide it the ability to exercise significant influence over the operating and financial policies of NewCo.

Participation in Policy-Making Processes
By having Board representation, whether via two Board members, as expected, or via one Board member, Altria will have the ability to significantly influence the operating and financial policies of NewCo. Through participation in Board meetings and anticipated participation in meetings of Board committees, Altria will be able to obtain confidential information and participate in operating and financial discussions and decisions impacting the policies and direction of NewCo.

Access to Information
NewCo and Altria will have robust agreements (i.e. information rights agreement and tax matters agreement) in place that will enable Altria to receive all information necessary to meet its SEC reporting requirements as it pertains to an investment accounted for under the equity method of accounting, including among other documents, a quarterly income statement and balance sheet with a reconciliation to U.S. GAAP and an analysis of quarterly changes in equity, including share issuances and repurchases. Additionally, NewCo will provide forecast information to support Altria’s forecasting process, tax information for the calculation of foreign tax credits, as well as other required information to execute Altria’s Sarbanes-Oxley Act controls. The agreement to provide such information is reflective of NewCo’s acknowledgment of the significance of Altria’s voting power and influence.

Altria Ownership in Relation to the Concentration of Other Shareholdings
In evaluating the significance of Altria’s influence, Altria considered the extent of its ownership interest in NewCo in relation to the ownership interests of other investors. Through a network of holding companies, the group of Brazilian and Belgian stakeholders who currently have eight Board seats currently own shares representing approximately 52% of AB InBev’s voting rights. Subsequent to the business combination, we anticipate that their voting rights will decrease to approximately 40% - 45%, but they will have nine Board seats. These nine Board seats can be expected to vote as a controlling bloc on the NewCo Board. However, while the Brazilian and Belgian stakeholders will have control of the Board and a significant voting interest in NewCo, they will no longer have a majority voting interest at the shareholder level.

Summary
Prior to the transaction, Altria had an asset representing an approximate 27% economic and voting interest in SABMiller, a global beer company, that was accounted for under the equity method of accounting. After the transaction, Altria will have an asset with approximately the same fair value representing an approximate 10.5% ownership interest in a larger global beer company, of which the SABMiller business will be a component. Altria’s significant direct ownership interest in NewCo, combined with its representation on the NewCo Board, ability to influence operating and financial policies, and access to information necessary to apply equity method accounting, demonstrates Altria’s ability to exercise significant influence over the operating and financial policies of NewCo. As such, the equity method of accounting is the appropriate accounting treatment for Altria’s approximate 10.5% direct investment in NewCo.

In conjunction with Altria delivering the irrevocable undertaking for the PSA, Altria disclosed in its November 12, 2015 SEC 8-K filing that it expects to account for the investment in NewCo under the equity method of accounting.
cc:
Steve D’Ambrosia
Billy Gifford
Ken Lemelin (PwC)
Sal Mancuso
Sarah Martin (PwC)
Kraig Negaard
Katie Wall (PwC)